

Mail Stop 4631

October 21, 2009

Mr. Thomas J. Bolan
Acting Chief Financial Officer
KL Energy Corporation
306 East Saint Joseph Street, Suite 200
Rapid City, SD 57701

>   **RE: Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
>   **File No. 0-52773**

Dear Mr. Bolan:

 We have reviewed your response letter dated September 30, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</p>

Item 15 – Exhibits, page 37

Financial Statements, page F-1

Consolidated Statement of Shareholders' Deficit, page F-7

1. We have reviewed your response to prior comment 5. In your next Form 10-Q, please provide all of the disclosures required by paragraph 26 of SFAS 154 related to the revision of your earnings per share amounts. These disclosures should include a presentation of the originally reported and revised amounts for all periods effected, including the years ended December 31, 2007 and December

31, 2008 as well as the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. Please also revise as necessary other parts of future filings such as MD&A which refer to these prior periods. Please show us in your supplemental response what the disclosures will look like.

*   *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief